UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

G0135J1091

(CUSIP Number)

Jenny Duan
609-610, 21st Century Tower
40 Liangmaqiao Road, Chaoyang District
Beijing, People’s Republic of China, 100016
Telephone: +86.18610840084
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
Shuang Zhao
Shearman & Sterling
12th Floor Gloucester Tower, The Landmark
15 Queen’s Road Central, Central,
Hong Kong
Telephone: +852 2978-8002

September 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.           This CUSIP number applies to the Issuer’s American depositary shares, each representing two Ordinary Shares of the Issuer.

SCHEDULE 13D

CUSIP No. G0135J109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,200,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%1
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Percentage calculated based on 119,683,926 Ordinary Shares issued and outstanding as of September 30, 2013, which was disclosed in the Company’s current report on Form 6-K filed with the SEC on November 20, 2013.

Page 2 of 12 Pages

SCHEDULE 13D

CUSIP No. G0135J109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Holding Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,200,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

2 Percentage calculated based on 119,683,926 Ordinary Shares issued and outstanding as of September 30, 2013, which was disclosed in the Company’s current report on Form 6-K filed with the SEC on November 20, 2013.

Page 3 of 12 Pages

SCHEDULE 13D

CUSIP No. G0135J109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fengyun Jiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,200,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%3
14		TYPE OF REPORTING PERSON (See Instructions) IN

3 Percentage calculated based on 119,683,926 Ordinary Shares issued and outstanding as of September 30, 2013, which was disclosed in the Company’s current report on Form 6-K filed with the SEC on November 20, 2013.

Page 4 of 12 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (the “Shares”), of AirMedia Group Inc., a company incorporated in the Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing, People’s Republic of China, 100027.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Fengyun Jiang (“Ms. Jiang”), a citizen of Hong Kong Special Administrative Region, Bison Capital Holding Company Limited (“Bison Capital”), a Cayman Islands company wholly-owned by Ms. Jiang, and Bison Capital Media Limited (“Bison Media”), a Cayman Islands company wholly-owned by Bison Capital (together with Ms. Jiang and Bison Capital, the “Reporting Persons”). Ms. Jiang is the sole director of Bison Capital and Bison Media.

The address of the principal office of the Reporting Persons is c/o Bison Capital Holding Company Limited, 609-610, 21st Century Tower, 40 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China, 100016.

The principal business activity of the Reporting Persons is holding investments.

During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

Bison Media entered into a share transfer agreement (the “Share Transfer Agreement”) dated as of September 2, 2013 and an amendment to the Share Transfer Agreement (the “Amendment”, and together with the Share Transfer Agreement, the “Agreements”) dated as of September 11, 2013 with Global Gateway Investments, Ltd (the “Selling Shareholder”).  Pursuant to the Agreements, Bison Media agreed to purchase from the Selling Shareholder 8,100,000 American depositary shares of the Issuer representing 16,200,000 Shares (the “Sale Shares”), for a total purchase price of US$14,580,000.  The foregoing description of the terms of the Agreements is qualified in its entirety by reference to the full text of the Share Transfer Agreement and the Amendment, a copy of which is included as Exhibit 99.2 and Exhibit 99.3, respectively, of this Statement and is incorporated herein by reference. The closing (the “Closing”) of the transactions contemplated under the Agreements occurred on September 18, 2013.

The purchase of the Sale Shares was funded from the working capital of each of Bison Media and Bison Capital, which in turn was obtained from capital contributions from Ms. Jiang.

Page 5 of 12 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

The Reporting Persons purchased the Sale Shares for investment purposes and intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.  In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Pursuant to the Agreements, Bison Media’s obligation to purchase the Sale Shares is subject to the passage of resolutions by the board of directors of the Issuer to appoint two individuals Mr. Qunyao Gao and Mr. Peixin Xu as directors of the Company, with Mr. Qunyao Gao being an independent director.  As of the date of this Statement, such individuals have not been appointed as directors but the Filing Persons expect that such individuals will be appointed as directors soon after filing of this Statement.

Other than as set forth in this Statement, the Reporting Persons has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

Page 6 of 12 Pages

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).  The following disclosure assumes that there are  119,683,926 issued and outstanding Shares as of September 2, 2013, as reported in the Company’s F current report on Form 6-K filed with the SEC on November 20, 2013.

Bison Media is the direct owner of 16,200,000 Shares, representing 13.5% of the Issuer’s total issued and outstanding Shares as of the Closing.  Due to their respective relationship with Bison Media, Bison Capital and Ms. Jiang may be deemed beneficially own 16,200,000 Share, representing 13.5% of the total outstanding Shares as of the Closing. Each of the Reporting Persons is deemed to share the power to vote or to direct the vote or dispose or direct the disposition of 16,200,000 Shares.

Except as disclosed in Items 5(a) and 5(b), none the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares, or presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons to this Statement has effected any transaction in the Shares during the past 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 99.1 with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Page 7 of 12 Pages

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  None of the Shares beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such Shares.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of December 4, 2013, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.
99.2	Share Transfer Agreement dated as of September 2, 2013 by and between Bison Capital Media Limited and Global Gateway Investment, Ltd.
99.3	Amendment to the Share Transfer Agreement dated as of September 11, 2013 by and between Bison Capital Media Limited and Global Gateway Investments, Ltd.

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2013

Bison Capital Media Limited

By:	/s/ Fengyun Jiang
Name: Fengyun Jiang
Title: Director

Page 9 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2013

Bison Capital Holding Company Limited

By:	/s/ Fengyun Jiang
Name: Fengyun Jiang
Title: Director

Page 10 of 12 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2013

Fengyun Jiang

/s/ Fengyun Jiang

Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of December 4, 2013, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.
99.2	Share Transfer Agreement dated as of September 2, 2013 by and between Bison Capital Media Limited and Global Gateway Investment, Ltd.
99.3	Amendment to the Share Transfer Agreement dated as of September 11, 2013 by and between Bison Capital Media Limited and Global Gateway Investments, Ltd.

Page 12 of 12 Pages